#82-3167

GOLCONDA RESOURCES LTD.

#620, 304 - 8th Ave[redacted]algary AB, T2P 1C2
Ph.: [redacted] 232-8650

NEWS RELEASE

Shulin Lake, Alaska - 16,000 acres - Diamonds

Golconda Resources Ltd. with its partners Shear Minerals Ltd. and Shulin Lake Mining, Inc. have concluded their winter drill program at the Shulin Lake Property in Alaska. Golconda wishes to report the following update.

In February, four reverse circulation holes were drilled to a depth of 100 meters (330 ft.) each. All holes intersected layers of pyroclastic rocks containing diamond indicator minerals.

In March a diamond drill-rig was moved to the property and six deeper holes with total of 3600 ft. were drilled. Hole DEL-8 reached a depth of 280 meters (920 ft.).

The holes were spaced over an area of about 600 meters (2,000 ft.) by 300 meters (1,000 ft.) and intersected an inter-fingering sequence of clay altered tuffs and reworked pyroclastics.

Golconda's comments and interpretation.
The tuff horizons are clay altered but still contain large fragments of fresher tuff, wood fragments and pebbles. The reworked pyroclastics contain fragments of volcanic breccias, pebbles, mafic to ultra-mafic fragments and are thought to represent the crater facies of a volcanic pipe like structure. The material is interpreted to be locally derived as most of the fragments are still partly coated with fine-grained tuffaceous material.

The different zones will be sampled and tested for micro diamonds and diamond indicator minerals. Earlier tests show that the diamond indicator minerals are of an eclogitic nature, Golconda interprets this pipe like structure to be very complex and similar to lamproitic pipes.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke, President
Ph: (403) 232-6828 Fax: (403) 232-8650
E-mail: golconda@cadvision.com
http://www.golcondaresources.com

GOLCONDA RESOURCES LTD.

#620, 304 - 8th Avenue S.W., Calgary AB, T2P 1C2
Ph (403) 232-6828 Fax: (403) 232-8650

#82-3167

March 15, 2002

NEWS RELEASE

DRILL PROGRAMS STARTING IN ALASKA AND BRITISH COLUMBIA

Shulin Lake, Alaska - 51% interest - 16,000 acres - Diamonds

A diamond drill-rig has arrived on the property and the second phase of the exploration program will start immediately. Golconda Resources Ltd. and Shulin Lake Mining Inc. jointly operate the program.

In the beginning of February four reverse circulation holes were drilled to a depth of 100 meters (330 ft.) each (see News Release of February 21st). All holes were still in pyroclastic rocks showing stratification and a higher olivine and pyroxene content together with eclogitic garnets and chrome diopsides in the lower part of the holes.

Golconda came to the conclusion that the drilling intersected a pipe like structure of volcanic origin, which could contain diamonds, because of the diamond indicator minerals obtained in earlier tests. The drill-rig now on the property has a greater depth capability. The second phase program will initially test these rocks to a depth of 700 ft. plus and try to delineate the pipe.

Shear Minerals Ltd. (SMR - CDNX) has a participating interest in the property.

Lone Peak, British Columbia - 90% interest - Gold

A diamond drill program will start Monday, March 18, 2002.
Exploration carried out last year found that the Spar Lake Quartzite on the property contains copper-silver mineralization as well as visible gold in quartz-veins and veinlets. The copper-silver mineralization is equivalent to the large zoned copper-silver deposits in the Revett Formation in Montana. On the Lone Peak claims high grade gold has overprinted the copper-silver mineralization.

The drilling will try to intersect the mineralization close to the fault which acted as the plumbing system for the mineralized fluids. The first four holes are planned to go to a depth of up to 450 meters (1500 ft.) and are situated between one or two kilometers to the Northeast of the outcropping mineralization.

On behalf of Golconda Resources Ltd.

G. Liedtke

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke, President
Ph: (403) 232-6828 Fax: (403) 232-8650
E-mail: golconda@cadvision.com http://www.golcondaresources.com

CDNX

M-.ch 28, 2002

Writer's Direct Line: (403) 218-2853
Writer's Direct Fax: (403) 234-4325

#82-3167

VIA FAX ONLY: (403) 232-8650

Mr. Guenter J. Liedtke
Golconda Resources Ltd.
Suite 620, 304 – 8th Avenue SW
Calgary, Alberta T2P 1C2

Dear Mr. Liedtke:

Re: Golconda Resources Ltd. (the "Company") – Submission #71758
Proposed Private Placement

Golconda Resources Ltd. ("GA")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: March 28, 2002
Tier 2 Company

CDNX has accepted for filing documentation with respect to a Non-Brokered Private Placement announced February 5, 2002:

Number of Shares:	1,000,000 flow-through common shares
Purchase Price:	$0.25 per share
Warrants:	1,000,000 non-transferable share purchase warrants to purchase 1,000,000 shares
Warrant Exercise Price:	$0.30 for a one year period
Number of Placees:	Eleven placees total

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]	# of Shares
Terry S. Chan	Y	50,000
Guenter J. Liedtke	Y	50,000

Should you require any further information, please do not hesitate to contact the undersigned.

Yours truly,

Jeff Wong
Analyst, Corporate Finance

#82-3167

FORM 20
The *Securities Act*

REPORT UNDER SECTION 132(1) OF THE *SECURITIES ACT* OF A TRADE MADE UNDER SECTION 131(1)(a), (b), (c), (d), (l), (m), (q), (r), (s), (t), (u) OR (bb) OF THE *SECURITIES ACT* OR SECTION 122(b) OR (d) OF THE *ALBERTA SECURITIES COMMISSION RULES.*

NOTE: Circle statutory exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer an evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness.

1 Full name and address of the Vendor:

Golconda Resources Ltd. Suite 620, 304 - 8th Avenue S.W., Calgary, Alberta T2P 1C2

2 Name and address of the issuer of the security traded and description of the security:

- *Golconda Resources Ltd. Suite 620, 304 - 8th Avenue S. W., Calgary, Alberta T2P 1C2*
- *Common Shares without par value issued at a price of $0.25 per share; each share has attached one non-transferable Warrant to purchase one additional common share at a price of $0.30 per share on or before March 25, 2003. The issued shares and the shares to be issued upon the exercise of warrants have attached tax "flow-through" benefits.*

3 Date of trade(s): - *March 26, 2001*

4 Amount or Number of Securities purchased.

- *1,000,000 flow-through common shares, with attached*
- *1,000,000 warrants to purchase 1,000,000 flow-through common shares*

5 The vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a 4 or 12 month restricted period under Multilateral Instrument 45-102 *Resale of Securities* and will provide the certified list to security holders who acquired securities pursuant to the prospectus exemptions in section 131(q) or (r) of the Act.

- *Yes. The List is dated March 28, 2002*

6 State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

- *N/A*

7. State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.

- *$ 250,000.00*

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Calgary, Alberta,

this 28 day of March, 2002

GOLCONDA RESOURCES LTD.
(Name of vendor or agent - please print)

(Signature)

President
(official capacity - please print)

Guenter J. Liedtke
(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)

#82-3167

GOLCONDA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

(Unaudited)

GOLCONDA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30 2001	December 31 2000
ASSETS		
CURRENT		
Cash	$ -	$ 43,183
Accounts receivable	16,562	21,987
Prepaid expenses	1,406	472
	17,968	65,642
NON-PRODUCING MINING CLAIMS (Note 3)	3,165,344	1,822,702
CAPITAL (Note 2)	8,003	5,204
MINERAL RECLAMATION DEPOSITS	35,400	35,400
	$3,226,715	$1,928,948
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT		
Bank indebtedness	$ 30,706	$ -
Accounts payable and accrued liabilities	401,345	258,986
Share subscriptions received	286,400	
	718,451	258,986
SHARE CAPITAL (Note 4)	9,214,425	8,239,425
DEFICIT	(6,706,161)	(6,569,463)
	2,508,264	1,669,962
	$3,226,715	$ 1,928,948

APPROVED BY THE BOARD

(Signed) "*Guenter J. Liedtke*" **Director**

(Signed) "*Terry S. Chan*" **Director**

(See Accompanying Notes)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30 2001	September 30 2000	September 30 2001	September 30 2000
EXPENSES				
General and administrative	$ 20,415	$ 40,076	$ 130,924	$ 127,466
General exploration	642	-	5,774	-
	21,057	40,076	136,698	127,466
LOSS FOR THE PERIOD	(21,057)	(40,076)	(136,698)	(127,466)
DEFICIT, BEGINNING OF PERIOD	(6,685,104)	(6,284,140)	(6,569,463)	(6,196,750)
DEFICIT, END OF PERIOD	$(6,706,161)	$(6,324,216)	$(6,706,161)	$(6,324,216)
LOSS PER SHARE	$ .001	$ .001	$ .004	$ .005

(See Accompanying Notes)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30 2001	September 30 2000	September 30 2001	September 30 2000
OPERATING ACTIVITIES				
Loss for the period	$ (21,057)	$ (40,076)	$ (136,698)	$ (127,466)
Net change in non-cash working capital	192,236	27,207	146,850	(27,136)
Cash provided by (used in) operating activities	171,179	(12,869)	10,152	(154,602)
FINANCING ACTIVITIES				
Issuance of shares				
For cash pursuant to				
Private placement	-	-	357,500	-
Exercise of warrant	-	52,000	40,000	249,340
Exercise of stock options	-	90,100	127,500	278,250
Acquisition of mineral claims	-	-	450,000	-
Share subscriptions received	286,400	-	286,400	-
Cash provided by financing activities	286,400	142,100	1,261,400	527,590
INVESTING ACTIVITIES				
Exploration expenditures	(558,619)	(125,027)	(1,342,642)	(433,593)
Acquisition of capital assets	-	-	(2,799)	(399)
Cash used in investing activities	(558,619)	(125,027)	(1,345,441)	(433,992)
(DECREASE) INCREASE IN CASH	(101,040)	4,204	(73,889)	(61,004)
CASH, BEGINNING OF PERIOD	70,334	248	43,183	65,456
(DEFICIENCY) CASH END OF PERIOD	$ (30,706)	$ 4,452	$ (30,706)	$ 4,452

(See Accompanying Notes)

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements
(Unaudited)

1. Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements including notes thereto for the year ended December 31, 2000.

2. Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 8,327	$ 4,416	$ 3,911
Office furniture and equipment	10,476	6,384	4,092
	$18,803	$10,800	$ 8,003

3. Mineral Properties and Deferred Expenditures

	Mineral Properties	Deferred Exploration Expenditures	Total September 30 2001	Total December 31 2000
Canada				
Ennis Lake, Saskatchewan	$ 15,149	$ 565,432	$ 580,581	$ 576,167
Peter Lake, Saskatchewan	201,545	216,126	417,671	256,138
Wapawekka, Saskatchewan	153,106	787,182	940,288	184,438
Big Sandy Lake, Saskatchewan	45,000	-	45,000	
	414,800	1,568,740	1,983,540	1,016,743
United States				
Ralston Valley	13,961	119,149	133,110	111,076
Shulin Lake, Alaska	135,000	146,537	281,537	-
South Monitor, Nevada	122,977	644,180	767,157	694,883
	271,938	909,866	1,181,804	805,959
	$686,738	$ 2,478,606	$ 3,165,344	$1,822,702

4. Share Capital

(a) Authorized
Unlimited number of common shares of no par value

(b) Issued and outstanding

	Number of Shares	Amount
Balance, December 31,2000	28,701,234	$ 8,239,425
Issued for cash		
Exercise of stock options	150,000	52,500
Exercise of warrants	100,000	40,000
Balance, March 31, 2001	28,951,234	8,331,925
Issued for cash		
Private placements (net of issue expenses of ($ 2,500)	1,200,000	357,500
Exercise of stock options	300,000	75,000
Issued for other consideration		
Acquisition of mineral property interests	1,500,000	450,000
Balance, June 30 and September 30, 2001	31,951,234	$ 9,214,425

(c) Stock Option Plan

Under the Company's stock option plan, the Company may grant options to employees, officers and directors up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance. An option's maximum term is three years.

A summary of the status of the Company's stock options at September 30, 2001 and changes during the period then ended is presented below:

	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	2,725,000	$0.43
Granted	950,000	$0.30
Exercised	(450,000)	$0.25
Expired	(50,000)	$0.25
Outstanding, end of period	3,175,000	

The following summarizes information about stock options outstanding at September 30, 2001.

Number of Shares	Expiry Date	Weighted Average Exercise Price
75,000	April 11, 2002	$0.25
700,000	June 6, 2002	$0.60
1,100,000	July 19, 2003	$0.40
350,000	September 25, 2003	$0.40
150,000	January 14, 2004	$0.30
150,000	April 23, 2004	$0.30
650,000	August 22, 2004	$0.35
3,175,000		

(d) Warrants

A summary of the status of the common share purchase warrants as of September 30, 2001 and changes during the period is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2000	Issued	Expired	Outstanding at September 30, 2001
$0.60	November 19, 2001	500,000	-	-	500,000
$0.33	June 3, 2002	-	1,200,000	-	1,200,000
		500,000	1,200,000	-	1,700,000

5. Related Party Transactions

During the period the Company paid $71,750 for consulting and professional fees to officers and directors of the Company.